UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14047907

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) **AND ENDING** 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Mizell (804) 780-2089

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	Virginia	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Mizell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

____

____

____

VIRGINIA BURN WORTHAM
NOTARY PUBLIC
MY COMMISSION NUMBER 7268235
COMMONWEALTH OF VIRGINIA

[signature]

Signature

Chief Financial Officer, Executive Vice President

Title

Virginia Burn Wortham

2/24/14 Notary Public City of Richmond, VA
My commission expires May 31, 2017.

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC
AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2013 and 2012

Assets		2013	2012
Cash and cash equivalents (note 2)	$	5,738,077	4,370,754
Cash segregated under federal and other regulations (note 3)		2	2
Deposits with clearing organizations and others		1,126,322	1,799,965
Receivable from broker-dealers and clearing organizations (note 4)		73,156	127,860
Receivable under securities borrowed agreements (note 11)		108,600	—
Receivable from customers (note 5)		59,250,541	54,101,717
Receivable from noncustomers (note 5)		5,118,307	8,781,286
Marketable securities owned, at fair value (notes 6 and 12)		10,697,734	15,785,032
Furniture, equipment, software, and leasehold improvements, at cost (less accumulated depreciation and amortization of $8,684,029 in 2013 and $9,770,254 in 2012) (note 7)		4,428,912	2,704,908
Notes receivable from employees (note 2)		1,094,004	1,909,795
Prepaid expenses and other assets		13,122,338	7,436,235
	$	100,757,993	97,017,554
Liabilities and Members' Interest			
Short-term bank loans (note 8)	$	6,081,650	3,820,000
Drafts payable		9,224,953	11,012,377
Members' interest payable		5,888,744	4,373,686
Payable to broker-dealers and clearing organizations (note 4)		393,098	1,547,474
Payable to customers (note 5)		25,646,489	28,518,393
Payable to noncustomers (note 5)		29,818	26,193
Securities sold, not yet purchased, at market value (notes 6 and 12)		47,815	110,895
Accounts payable, accrued expenses, and other liabilities		15,940,203	10,463,258
		63,252,770	59,872,276
Members' interest		37,505,223	37,145,278
Commitments and contingent liabilities (notes 11, 12, and 13)			
	$	100,757,993	97,017,554

See accompanying notes to consolidated financial statements.